300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

January 8, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso Gabriel Eckstein Lynn Dicker Kevin Vaughn

	Re:	Sensata Technologies Holding B.V. Amendment No. 1 to Registration Statement on Form S-1 (SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

On behalf of Sensata Technologies Holding B.V., a Dutch private limited liability company (the “Registrant” or “Company”), in connection with Amendment No. 1 to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2009 (the “Amendment”), set forth below are the Registrant’s responses to the staff’s comments numbered 22 and 94 from your letter to the Registrant, dated December 22, 2009. This letter supplements the Registrant’s response letter to the staff, dated December 30, 2009, that was provided in connection with the filing of the Amendment. For your convenience, we have set forth your comments (which are reproduced below in italics) followed immediately thereafter by the Registrant’s response. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus included in the Amendment.

Securities and Exchange Commission

January 8, 2010

Management’s Discussion and Analysis…, page 37

Critical Accounting Policies and Estimates, page 45

Share-Based Payment Plans, page 49

22.	Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range.

Response:

The underwriters have informed the Registrant that they are still finalizing their respective valuation ranges for the Registrant. As a result, the Registrant is not filing contemporaneously with this supplemental response letter an amendment to the Registration Statement to include the assumed initial public offering range. In order to facilitate the staff’s review of the Amendment, however, the Registrant has requested that the underwriters provide it with some preliminary valuation information. Based on their preliminary feedback, the Registrant estimates that the public offering price for its ordinary shares will be approximately $21.00 per share, the midpoint of the preliminary range of $19.00 to $23.00. This range is preliminary and may differ materially from the ultimate IPO price range of the Registrant’s ordinary shares. We refer to the midpoint of this preliminary range as the “preliminary IPO offering price.”

With respect to the staff’s first comment, the Registrant will add disclosure in the Prospectus that states the aggregate intrinsic value as of December 31, 2009 of all outstanding options (including Tranches I, II and III) and restricted stock awards based on the midpoint of the estimated IPO range is $167.6 million and $9.1 million, respectively.

Securities and Exchange Commission

January 8, 2010

With respect to the staff’s second comment, the Registrant informs the staff of the following:

The following table outlines the share-based awards granted by the Registrant during the twelve months ended December 31, 2009, which will be the latest balance sheet date after the Registrant has updated its financial statements included in the Registration Statement pursuant to Rule 3-12 of Regulation S-X:

Grant Date	Number of options	Number of restricted stock units	Original Exercise price	Modified Exercise price	Fair value of ordinary shares on date of grant	Fair value of ordinary shares on date of most recent modification	Intrinsic value per share based on midpoint of preliminary IPO range
May 21, 2009 (1)	75,000	—	$6.30	$14.80	$6.30	$17.48	$6.20
September 4, 2009 (2)	950,000	—	$7.00	$14.80	$14.80	$17.48	$6.20
December 9, 2009	350,000	—	$17.48	NA	$17.48	NA	$3.52
December 9, 2009	—	380,900	NA	NA	$17.48	NA	$21.00

(1)	The award originally granted on May 21, 2009 for 75,000 options was cancelled and re-issued on September 4, 2009. The exercise price of the re-issued award increased from $6.30 to $7.00. On December 8, 2009, this award was again cancelled and re-issued. The exercise price of the re-issued award increased from $7.00 to $14.80.

(2)	On December 8, 2009, all of the awards granted on September 4, 2009 were cancelled and reissued as the Registrant’s board of directors had determined that the original exercise price had been established at less than fair market value. The exercise price of the re-issued awards increased from $7.00 to $14.80.

The Registrant prepared a contemporaneous valuation for the grant awarded on May 21, 2009. The Registrant did not engage a third party valuation specialist with respect to this award because it believed the related stock compensation expense was not material due to the number of options granted. The Registrant engaged an independent third party valuation specialist to assist in the preparation of a contemporaneous valuation of the Company’s ordinary shares for the grants awarded on September 4, 2009 and December 9, 2009. Based on these valuations, the Registrant determined the fair value of its ordinary shares as of September 4, 2009 and December 9, 2009 was $14.80 and $17.48, respectively.

For the grants awarded on September 4, 2009 and December 9, 2009, the Registrant, with assistance from Registrant’s independent valuation specialist, calculated the total enterprise value and the total equity value on a non-marketable and minority basis utilizing both the discounted cash flow and guideline company methods. The average of the two methods was utilized to determine the value of the ordinary shares. The Registrant’s policies and methodologies for calculating the fair value of the ordinary shares are described in the Critical Accounting Policies and Estimates – Share-Based Payment Plans on page 53 of the Prospectus. The Registrant believes that its approach to establishing the fair value of the ordinary shares is consistent with the principles and guidance set forth in the 2004 AICPA Practice Aid on Valuation of Privately-Held Company Equity Securities Issued as Compensation.

Securities and Exchange Commission

January 8, 2010

Set forth below is a discussion of the significant factors that the Registrant believes have contributed to the differences between the fair values of the Registrant’s ordinary shares as of September 4, 2009 of $14.80 and December 9, 2009 of $17.48 and the preliminary IPO offering price of $21.00. The Registrant has not included a discussion of the significant factors that contributed to the difference between the fair value of the ordinary shares as of May 21, 2009 and the preliminary IPO offering price because the award on May 21, 2009 was not material and was subsequently cancelled and re-issued on December 8, 2009 with an exercise price of $14.80.

Fair value of ordinary shares on September 4, 2009:

The total enterprise value of the Registrant on September 4, 2009 utilizing the discounted cash flow and the guideline company methods was $4.7 billion and $4.4 billion, respectively. The total equity value utilizing the discounted cash flow and guideline company methods was $2.2 billion and $2.0 billion, respectively. The equity values as determined under each method assumed a lack of marketability discount of 6.0%. The average equity value of $2.1 billion was used to determine the $14.80 fair value per ordinary share as of September 4, 2009.

Fair value of ordinary shares on December 9, 2009:

The total enterprise value of the Registrant as of December 9, 2009 utilizing the discounted cash flow and the guideline company methods was $5.2 billion and $4.7 billion, respectively. The total equity value utilizing the discounted cash flow and guideline company methods was $2.7 billion and $2.3 billion, respectively. The equity values as determined under each method assumed a lack of marketability discount of 5.0%. The average equity value of $2.5 billion was used to determine the $17.48 fair value per ordinary share as of December 9, 2009.

The primary reason for the increase in fair value of the Registrant’s ordinary shares from September 4, 2009 to December 9, 2009 is as follows:

The Registrant included Amphenol Corporation (“Amphenol”) in its peer group of publicly traded companies in the computations of fair value of the ordinary shares for the grants awarded on December 9, 2009. The Registrant included Amphenol in its peer group of publicly traded companies based on discussions with investment

Securities and Exchange Commission

January 8, 2010

bankers on October 22 and 23, 2009 during which they informed the Registrant that they intended to use Amphenol as the primary comparative company for purposes of establishing the value of the Company. The investment bankers informed the Registrant that they view the Company as more industrial technology focused rather than automotive focused for several reasons, including the highly engineered and mission critical nature of the Registrant’s products and the Registrant’s operating margins, and as such would target Amphenol as the key comparable company for valuation purposes. Amphenol engages in the design, manufacture and marketing of electrical, electronic and fiber optic connectors and interconnect systems, and coaxial and flat-ribbon cables on a global basis. Prior to these discussions, the Registrant had not included Amphenol in its group of comparable companies.

Including Amphenol in the Registrant’s peer group of companies had the effect of (a) increasing the earnings multiple (i.e., enterprise value / EBITDA) utilized in the guideline company method from 11.2x to 11.9x, (b) lowering the weighted average cost of capital utilized in the discounted cash flow method from 12.0% to 11.0% and (c) increasing the multiple applied to the final projected fiscal year EBITDA utilized in the discounted cash flow method from 9.0x to 9.5x.

The Registrant made no other significant changes to the assumptions utilized in the valuation as of December 9, 2009 compared to those assumptions utilized in the valuation as of September 4, 2009.

Preliminary IPO Offering Price:

On January 4, 2009, the underwriters provided the Registrant with their preliminary IPO offering price of $21.00 per ordinary share, the midpoint of a range of $19.00 to $23.00, based on their estimated total enterprise value and total equity value on a post-money basis of $5.5 billion and $3.7 billion ($3.2 billion pre-money basis), respectively. The range of total enterprise values was $5.2 billion to $5.8 billion. The range of total equity values on a pre-money basis was $2.9 billion to $3.5 billion. The underwriters determined these values with primary consideration given to the guideline company method and with primary focus on Amphenol as the key comparable company.

The primary reasons for the increase in fair value of the Registrant’s ordinary shares from December 9, 2009 to the preliminary IPO offering price are as follows:

1.	As noted above, the underwriters’ valuation was based primarily on the guideline company method with primary focus on Amphenol as the key comparable. From December 9, 2009 to January 4, 2010, the 2010 EBITDA multiple for Amphenol increased from 11.9x to approximately 13.2x.

Securities and Exchange Commission

January 8, 2010

2.	The underwriters estimated the total enterprise value primarily utilizing a multiple of 2011 projected earnings, which are greater than 2010 projected earnings utilized in the Registrant’s valuation as of December 9, 2009. The Registrant believes that at the anticipated IPO completion date, the 2011 projected earnings would be the relevant forward earnings target for valuation purposes.

3.	The Registrant applied a lack-of-marketability discount of 5.0% to its calculation of the equity value reflecting the likelihood of an IPO and anticipated time between December 9, 2009 and the estimated IPO completion date. The underwriters’ preliminary IPO offering price does not include such marketability discount.

4.	The Registrant expects to reduce its debt burden with the use of proceeds from the IPO. The reduction in debt positively impacts the multiple utilized by the underwriters in determining the preliminary IPO offering price. The Registrant’s valuation of the ordinary shares as of December 9, 2009 did not assume a reduction in debt.

5.	Expectations surrounding the performance of the end-markets such as the automotive; heating, ventilation and air-conditioning (HVAC); and appliance industries that the Registrant serves continued to improve between December 9, 2009 and January, 2010. For example, Global Insights’ forecast of the 2010 seasonally adjust annual rate of sales (“SAAR”) for North America light vehicles improved from 11.2 million units to 11.5 million. Global Insights’ forecast of the growth in 2010 gross domestic product in the United States improved from 2.2% to 2.6%. The improvement in these expectations positively impacts the Registrant’s business prospects, and consequently, reinforces the choice of multiple utilized by the underwriters in determining the preliminary IPO offering price.

6.	The Registrant’s financial performance continued to improve from the third quarter of 2009 to the preliminary results of the fourth quarter of 2009. This trend in the Registrant’s financial performance positively impacts the Registrant’s business prospects, and consequently, reinforces the choice of multiple utilized by the underwriters in determining the preliminary IPO offering price.

The Registrant’s annual cash flow projections over the five fiscal year period of 2010 through 2014 utilized in the discounted cash flow method as of December 9, 2009 were the same cash flow projections provided to the underwriters for their use in establishing the preliminary IPO offering price range.

Securities and Exchange Commission

January 8, 2010

Note 15. Share-Based Payment Plans, page F-49

Stock Options, page F-50

94.	Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Response: The Registrant respectfully refers the staff to its response to comment 22.

We hope that the foregoing has been responsive to the staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Steven P. Reynolds
Mark G. Borden
Peter N. Handrinos